Exhibit 99.1

PRESS RELEASE

AuRico Gold Reports 26.8 Metres at 12.36 Grams Per Tonne Gold
Equivalent1 and 8.5 Metres at 25.90 Grams Per Tonne Gold Equivalent1 at Ocampo

Toronto: June 22, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico”) is pleased to provide an update of drill results from the Ocampo surface drill exploration program during May. The drilling results are among the best results reported to date and include 55 new ore-grade drill intercepts from a wide variety of drill projects on the property. (Refer to Table 1 in the Appendix for selected drilling results)

Picacho (Open Pit)
Drilling highlights include:
Hole OG-1356, 8.5 metres at 25.90 grams per tonne gold equivalent[1]
Hole OG-1360, 10.1 metres at 3.37 grams per tonne gold equivalent[1]
Hole OG-1363, 26.8 metres at 12.36 grams per tonne gold equivalent[1], ending in ore at 3.3 grams per tonne gold equivalent[1]
■ Including, 13.7 metres at 21.75 grams per tonne gold equivalent[1]

Aventurero - San Martin (Underground)
Drilling highlights include:
Hole OG-1403, 1.6 metres at 51.68 grams per tonne gold equivalent[1]
Hole OG-1405, 3.2 metres at 15.23 grams per tonne gold equivalent[1]

Dog Clavo (Underground)
Drilling highlights include:
Hole OG-1377, 2.2 metres at 28.00 grams per tonne gold equivalent[1]
Hole OG-1384, 2.3 metres at 14.17 grams per tonne gold equivalent[1]

Maria – Molinas SW (Underground)
Drilling highlights include:
Hole OG-1376, 3.0 metres at 7.85 grams per tonne gold equivalent[1]
Hole OG-1386, 3.5 metres at 7.08 grams per tonne gold equivalent[1]

“Ocampo has recorded some exciting drill results at the Picacho open pit deposit which is the mine’s primary open pit mining operation, representing 41% of Ocampo’s open pit reserve base. The existing Picacho resource block model near holes OG-1356 and OG-1360 has values in the range of only 0.3 to 1.7 gold equivalent grams per tonne1 while the existing resource block model near hole OG-1363 has values of 4 to 6 gold equivalent grams per tonne1. Given that these hole intercepts are 25.3 to 61 metres apart and that they are considerably higher grade and longer length than previously modeled, these results should convert a significant tonnage of Inferred Resource to Measured and Indicated, as well as increase much of this material to mill grade. These encouraging results will be followed up during the second half of the year.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development.

1. Using the Company’s long-term gold equivalency ratio of 55:1

Some of the best intercepts reported in May include:

Picacho
Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Gold Eq. g/t1
OG-1356	55.6	64.1	8.5	16.94	493	25.90
OG-1360	73.5	83.6	10.1	2.38	55	3.37
OG-1363	70.8	97.6	26.8	9.14	177	12.36
Including	72.7	86.4	13.7	16.38	295	21.75

Aventurero – San Martin
Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Gold Eq. g/t1
OG-1381	33.8	34.6	0.8	21.00	155	23.82
OG-1403	161.7	163.4	1.6	38.36	733	51.68
OG-1405	149.1	149.7	0.6	4.87	306	10.43
OG-1405	161.3	164.4	3.2	9.05	340	15.23
OG-1411	83.5	84.1	0.6	8.45	161	11.38
OG-1411	106.5	107.1	0.6	5.39	254	10.01
OG-1413	95.0	95.7	0.7	16.55	27	17.04

Dog Clavo
Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Gold Eq. g/t1
OG-1377	82.3	84.5	2.2	22.56	299	28.00
OG-1384	119.4	121.8	2.3	5.74	464	14.17

Maria – Molinas SW
Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Gold Eq. g/t1
OG-1376	97.6	100.7	3.0	4.00	212	7.85
OG-1386	82.6	86.1	3.5	4.42	146	7.08
OG-1396	63.1	64.2	1.1	9.62	112	11.67
OG-1400	84.9	85.4	0.6	10.65	23	11.07

Altagracia
Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Gold Eq. g/t1
OG-1354	64.1	80.0	15.9	0.7	48.8	1.59
Including	68.4	71.9	3.6	1.6	125.1	3.92
OG-1362	56.7	64.0	7.3	0.1	26.5	0.62

Belen
Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Gold Eq. g/t1
OG-1335	118.7	119.6	0.9	3.63	194	7.16

El Rayo
Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Gold Eq. g/t1
OG-1402	123.7	124.5	0.9	15.80	36	16.46

1. Using the Company’s long-term gold equivalency ratio of 55:1

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All gold sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures, with an AA finish. Silver is analyzed using a four-acid digestion with ICP finish, and fire assays for samples over 100 grams per tonne silver. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. Its strong pipeline of development and exploration stage projects includes the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion Project in Nayarit State, along with six exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources,”that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

1. Using the Company’s long-term gold equivalency ratio of 55:1

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the grades of additional underground and surface drilling programs at Ocampo, the ability to delineate additional resources or reserves as a result, the suitability of targets for future underground or open pit mining at Ocampo, anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at Ocampo, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###

1. Using the Company’s long-term gold equivalency ratio of 55:1

TABLE 1: OCAMPO SURFACE DRILLING RESULTS JUNE 2011
Drill Hole	From (m)	To (m)	Length (m)	Gold (gpt)	Silver (gpt)	AuEq(1) (gpt)	Vein
OG-1346	66.7	67.8	1.1	0.71	49	1.60	Altagracia Bajo
OG-1346	78.1	79.1	1.0	1.15	9	1.30	Altagracia Bajo
OG-1346	138.0	138.8	0.8	0.01	71	1.30	Altagracia Bajo
OG-1346	188.3	189.5	1.1	0.47	52	1.40	Altagracia Bajo
OG-1350	187.4	189.1	1.7	0.41	23	0.83	Altagracia Bajo
OG-1354	64.1	80.0	15.9	0.7	48.8	1.59	Altagracia Bajo
Including	68.4	71.9	3.6	1.6	125.1	3.92	Altagracia Bajo
OG-1362	56.7	64.0	7.3	0.1	26.5	0.62	Altagracia Bajo
OG-1362	108.1	108.6	0.5	1.81	292	7.11	Altagracia Bajo
OG-1327	217.6	220.4	2.8	0.82	53	1.79	Aventurero Nivel 2
OG-1337	88.3	89.3	1.0	0.56	94	2.27	Aventurero Nivel 2
OG-1337	115.1	115.6	0.5	0.43	61	1.54	Aventurero Nivel 2
OG-1349	69.1	69.7	0.7	1.95	2	1.98	Aventurero Nivel 2
OG-1364	79.7	80.3	0.6	3.66	236	7.95	Aventurero Nivel 2
OG-1381	33.8	34.6	0.8	21.00	155	23.82	Avn San Martin
OG-1387	60.0	61.0	1.0	2.57	14	2.82	Avn San Martin
OG-1403	155.7	156.4	0.7	2.00	76	3.38	Avn San Martin
OG-1403	161.7	163.4	1.6	38.36	733	51.68	Avn San Martin
OG-1403	177.6	178.1	0.5	3.49	86	5.05	Avn San Martin
OG-1405	149.1	149.7	0.6	4.87	306	10.43	Avn San Martin
OG-1405	161.3	164.4	3.2	9.05	340	15.23	Avn San Martin
OG-1405	180.9	181.4	0.5	2.09	11	2.28	Avn San Martin
OG-1409	95.7	96.2	0.5	2.71	42	3.48	Avn San Martin
OG-1411	83.5	84.1	0.6	8.45	161	11.38	Avn San Martin
OG-1411	106.5	107.1	0.6	5.39	254	10.01	Avn San Martin
OG-1413	95.0	95.7	0.7	16.55	27	17.04	Avn San Martin
OG-1413	145.4	145.9	0.5	2.35	37	3.03	Avn San Martin
OG-1322	95.4	96.0	0.6	0.77	57	1.81	Belen Bajo
OG-1335	118.7	119.6	0.9	3.63	194	7.16	Belen Bajo
OG-1341	72.0	72.6	0.6	0.06	176	3.26	Belen Bajo
OG-1347	76.4	77.1	0.7	0.12	92	1.79	Belen Bajo
OG-1347	90.0	90.8	0.8	0.04	88	1.63	Belen Bajo
OG-1351	70.8	71.4	0.6	0.80	100	2.62	Belen Bajo
OG-1377	19.4	20.3	0.9	3.00	55	4.00	Dog clavo
OG-1377	82.3	84.5	2.2	22.56	299	28.00	Dog clavo
OG-1377	107.8	108.3	0.5	2.62	94	4.33	Dog clavo
OG-1377	118.3	118.8	0.5	1.00	95	2.73	Dog clavo
OG-1383	46.8	47.3	0.5	0.06	134	2.50	Dog clavo
OG-1383	51.7	52.2	0.5	0.94	137	3.43	Dog clavo
OG-1384	107.3	109.9	2.6	1.64	47	2.49	Dog clavo
OG-1384	119.4	121.8	2.3	5.74	464	14.17	Dog clavo

1. Using the Company’s long-term gold equivalency ratio of 55:1

Drill Hole	From (m)	To (m)	Length (m)	Gold (gpt)	Silver (gpt)	AuEq(1) (gpt)	Vein
OG-1394	47.8	48.3	0.5	1.23	67	2.45	El Rayo
OG-1394	93.8	95.5	1.7	1.23	5	1.32	El Rayo
OG-1398	46.4	48.9	2.5	0.09	177	3.31	El Rayo
OG-1402	123.7	124.5	0.9	15.80	36	16.46	El Rayo
OG-1355	74.1	74.6	0.5	1.84	22	2.24	Maria - Molinas SW
OG-1372	51.8	54.5	2.7	3.43	128	5.76	Maria - Molinas SW
OG-1376	97.6	100.7	3.0	4.00	212	7.85	Maria - Molinas SW
OG-1386	82.6	86.1	3.5	4.42	146	7.08	Maria - Molinas SW
OG-1389	163.0	163.6	0.7	2.68	52	3.62	Maria - Molinas SW
OG-1391	54.8	57.9	3.1	1.75	57	2.78	Maria - Molinas SW
OG-1393	65.0	67.1	2.1	2.14	73	3.47	Maria - Molinas SW
OG-1396	63.1	64.2	1.1	9.62	112	11.67	Maria - Molinas SW
OG-1397	50.5	52.3	1.8	2.55	56	3.56	Maria - Molinas SW
OG-1400	84.9	85.4	0.6	10.65	23	11.07	Maria - Molinas SW
OG-1400	130.7	131.7	1.0	0.77	54	1.76	Maria - Molinas SW
OG-1400	150.9	151.9	1.0	0.71	71	2.01	Maria - Molinas SW
OG-1401	69.1	70.3	1.2	1.91	49	2.80	Maria - Molinas SW
OG-1401	132.8	133.3	0.5	0.07	248	4.58	Maria - Molinas SW
OG-1406	55.4	57.5	2.1	2.94	58	3.99	Maria - Molinas SW
OG-1410	73.2	73.8	0.6	1.25	89	2.87	Maria - Molinas SW
OG-1334	58.2	58.8	0.6	1.13	60	2.21	Maria - Molinas SW
OG-1332	12.2	13.7	1.5	0.65	72	1.96	Picacho
OG-1338	14.3	15.0	0.8	1.92	170	5.01	Picacho
OG-1352	48.3	48.8	0.5	4.48	258	9.17	Picacho
OG-1356	55.6	64.1	8.5	16.94	493	25.90	Picacho
OG-1360	73.5	83.6	10.1	2.38	55	3.37	Picacho
Including	74.7	75.2	0.5	9.55	233	13.79	Picacho
OG-1363	70.8	97.6	26.8	9.14	177	12.36	Picacho
Including	72.7	86.4	13.7	16.38	295	21.75	Picacho
OG-1407	29.9	31.7	1.8	0.51	11	0.70	Picacho SE
OG-1407	41.5	42.7	1.2	0.41	42	1.18	Picacho SE
OG-1407	61.0	65.9	4.9	0.23	20	0.59	Picacho SE
OG-1415	116.1	116.7	0.5	0.28	29	0.81	Picacho SE
OG-1415	145.7	146.7	1.0	1.89	188	5.31	Picacho SE
OG-1385	41.6	42.2	0.6	0.62	32	1.20	Polvorin
OG-1385	42.2	43.7	1.5	2.28	158	5.15	Polvorin

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All gold sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures, with an AA finish. Silver is analyzed using a four-acid digestion with ICP finish, and fire assays for samples over 100 grams per tonne silver. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.

1. Using the Company’s long-term gold equivalency ratio of 55:1

Diagram 1: Ocampo Plan Map